SHININGBANK
Energy Ltd.

07021862

SEC MAIL RECEIVED PROCESSING
MAR 15 2007
WASH. D.C. 186 SECTION

March 1, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Notice of Meeting and Record Date dated February 20, 2007
2. Press Release dated February 23, 2007 (Shiningbank Energy announces 2006 Income Tax Information for U.S. Investors)
3. Press Release dated March 1, 2007 (Shiningbank Energy announces 2006 Financial Results)
4. Press Release dated March 1, 2007 (Shiningbank Energy announces 2006 Reserve Information)
5. Audited comparative financial statements as at and for the years ended December 31, 2006 and 2005, including the auditors' report thereon
6. Management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2006 and 2005

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

Murray J. Desrosiers
Corporate Secretary & General Counsel

3/19

H:\SEC\Cover Ltr 2007-03-01.DOC

computershare

SEDAR PROFILE # 4253

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

DATE: February 20, 2007

To: All Canadian Securities regulatory authorities

Subject: SHININGBANK ENERGY INCOME FUND (the "Fund")

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders of the subject Fund:

1.	Meeting Type :	Annual General & Special Meeting
2.	Security Description of Voting Issue :	Trust Units
3.	CUSIP Number :	824916100
	ISIN :	CA 8249161008
4.	Record Date for Notice of Meeting :	March 19, 2007
	Record Date for Voting :	March 19, 2007
5.	Meeting Date :	May 15, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Shiningbank Energy Income Fund

SHININGBANK
Energy Income Fund

February 23, 2007 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy announces 2006 Income Tax information for U.S. investors

Shiningbank Energy Income Fund (the "Fund") provides the following information to assist its U.S. unitholders in reporting distributions received from the Fund during 2006 on their individual U.S. Income Tax Return - Form 1040.

This summary is not exhaustive of all possible U.S. income tax considerations and is provided as a general guideline only. Unitholders of the Fund should consult their own legal and tax advisors regarding their individual tax consequences. Shiningbank has not received a letter ruling from the Internal Revenue Service or an opinion from its tax advisors on these matters.

Qualified Dividends

In consultation with its U.S. tax advisors, Shiningbank believes that its trust units should be properly classified as equity in a corporation, rather than debt. Therefore, distributions paid to individual U.S. unitholders should be considered "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2006 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. Investors should consult with their tax advisors to ensure that their individual tax situation is considered before making any decisions.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where Shiningbank trust units are held within a qualified retirement plan.

Trust Units Held Outside a Qualified Retirement Plan

With respect to distributions paid during the year to U.S. unitholders, **79.84%** should be reported as "qualified dividends" and **20.16%** should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units).

Canadian Government Withholding Tax

Shiningbank's distributions are subject to a non-refundable, 15% Canadian government withholding tax that is applied to any payments being made to individual U.S. unitholders. Where trust units of the Fund are held in a cash account, we believe the full amount of the

withholding tax should be creditable as a Foreign Tax Credit, subject to numerous U.S. tax limitations, for the year in which the withholding taxes are withheld.

Where trust units of the Fund are held in a qualified retirement plan, the same non-refundable, 15% Canadian government withholding tax applies but Shiningbank believes the amount withheld is not creditable for U.S. tax purposes. Investors should consult with their tax advisors or the IRS for further guidance.

Information regarding the amount of Canadian tax withheld in 2006 should be determined from your own records or through your stockbroker or other intermediary; it is not available from Shiningbank.

Form 1099-DIV

U.S. unitholders who hold their Shiningbank trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. This is typically a Form 1099-DIV ("1099") or a substitute form developed internally by the broker or intermediary. Shiningbank is not able to furnish unitholders with a 1099.

Information on the 1099 issued by the broker or other intermediary may not accurately reflect the information in this press release, for a variety of reasons. The broker or intermediary may not be required to issue an amended 1099. Investors should consult with their accountant or tax advisor to ensure that the information presented in this press release is accurately reflected on their Form 1040.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator

SHININGBANK
Energy Income Fund

March 1, 2007 TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy Announces 2006 Financial Results

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank"), today announced its financial results for the year ended December 31, 2006.

2006 HIGHLIGHTS

- Production volumes increased by 11% over 2005 to average 23,192 boe/d of which 77% was natural gas. Fourth quarter production averaged 25,710 boe/d, up 10% from fourth quarter 2005.
- Production increases were mainly due to the 2006 development drilling program and the acquisition of Find Energy Ltd. in third quarter 2006.
- Revenues decreased by 5% in 2006 to $400.8 million, as a result of lower commodity prices.
- Net earnings decreased by 42% to $65.8 million in 2006 from $114.2 million in 2005.
- Funds flow from operations decreased 13% in 2006 to $220.7 million, down from $252.8 million in 2005.
- The Fund distributed $2.83 per Trust Unit for the year representing a 10% pre-tax cash-on-cash distribution rate based on the closing price of the Trust Units on December 31, 2005.

Shiningbank Energy Income Fund - 2006 Financial and Operating Highlights

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Financial						
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	$ 107,676	$ 144,539	(26)	$ 400,796	$ 419,663	(5)
Earnings (loss) before future income taxes	(7,658)	49,336	(116)	26,865	107,499	(75)
Future income tax recovery	(9,650)	(749)	1,188	(38,902)	(6,737)	477
Net earnings	1,992	50,085	(96)	65,767	114,236	(42)
Funds flow from operations	53,366	94,181	(43)	220,745	252,764	(13)
Funds flow from operations per weighted average Trust Unit	0.62	1.38	(55)	2.98	4.23	(30)
Distributions to unitholders	52,370	61,391	(15)	212,211	182,266	16
Distributions per Trust Unit	0.61	0.90	(32)	2.83	2.97	(5)
Long term debt	430,328	199,129	116	430,328	199,129	116
Unitholders' equity	948,849	736,992	29	948,849	736,992	29
Operations						
Daily production						
Oil (bbl/d)	2,600	2,421	7	2,335	2,346	-
Natural gas (mmcf/d)	116.7	106.4	10	106.8	93.2	15
Natural gas liquids (bbl/d)	3,663	3,133	17	3,060	3,003	2
Oil equivalent (boe/d)	25,710	23,288	10	23,192	20,876	11
Average prices (including hedging)						
Oil ($/bbl)	$ 56.22	$ 64.48	(13)	$ 64.39	$ 61.78	4
Natural gas ($/mcf)	$ 7.19	$ 11.70	(39)	$ 7.26	$ 9.13	(20)
Natural gas liquids ($/bbl)	$ 49.95	$ 54.83	(9)	$ 55.77	$ 50.42	11
Oil equivalent ($/boe)	$ 45.43	$ 67.52	(33)	$ 47.29	$ 54.96	(14)
Unit Trading						
Units traded (thousands)	54,142	16,826	222	124,870	52,965	136
Value traded ($ thousands)	$ 873,612	$ 450,590	94	$ 2,487,433	$ 1,273,646	95
Unit price						
High	$ 20.57	$ 30.99		$ 29.52	$ 30.99	
Low	$ 12.51	$ 22.00		$ 12.51	$ 19.60	
Close	$ 12.85	$ 29.15		$ 12.85	$ 29.15	
Units outstanding, end of period (thousands)	85,899	68,186		85,899	68,186	

The full text of Shiningbank's Management Discussion and Analysis and Audited Consolidated Financial Statements for the year ended December 31, 2006 can be accessed on Shiningbank's website at www.shiningbank.com and will be available through SEDAR at www.sedar.com.

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is for the three months and year ended December 31, 2006. This information is provided as of February 27, 2007. The fourth quarter and year-end results have been compared with the corresponding periods in 2005. This discussion and analysis should be read in conjunction with the Fund's audited consolidated comparative financial statements for the years ended December 31, 2006 and 2005, together with the accompanying notes. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this discussion and analysis are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Management Discussion and Analysis and in the Fund's Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Recent Developments

Effective September 6, 2006, Shiningbank acquired Find Energy Ltd. ("Find") for consideration of $348.8 million, funded through the issuance of 17,260,137 Trust Units and the assumption of $61.2 million of net debt.

On October 31, 2006, the federal government announced its intention to change the way that royalty trusts and income funds are taxed. The federal government is proposing that, starting in 2011, trusts will be required to pay corporate tax at a rate of 31.5% prior to issuing distributions. At the time of the announcement, the federal government failed to provide detailed guidance on the proposed tax rules governing income trusts in the future, or retroactive applications to existing trusts.

On December 8, 2006, Shiningbank and Rider Resources Ltd. ("Rider") jointly announced that they had agreed to terminate the previously announced Plan of Arrangement involving the two entities. This action was taken due to the uncertainty of the content and timing of the government's proposed legislation.

On December 21, 2006, the Federal Minister of Finance released draft legislation relating to the taxation of distributions from certain trusts and partnerships (the "Trust Taxation Proposal"). Currently, returns on capital are generally taxed as ordinary income in the hands of a unitholder who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"). This will remain in effect until January 1, 2011, as long as the Fund experiences "normal growth" and no "undue expansion". Under the federal government's proposal, commencing January 1, 2011, certain distributions from the Fund will be treated as dividends, in addition to being subject to corporate rates of tax at the trust level. The federal government is proposing that returns of capital will continue to be tax-deferred for unitholders who are resident in Canada for purposes of the Tax Act, resulting in a lower adjusted cost base for Trust Units held by unitholders. For a unitholder who is not resident in Canada for purposes of the Tax Act, distributions, whether of income or capital, will generally be subject to Canadian withholding tax.

On December 21, 2006, the federal government also provided guidance on "normal growth" for trusts over the next four years. Under the guidance, normal growth will be assessed based on an October 31, 2006 market capitalization benchmark. Over the four-year transition period, a trust's allowable growth

will be 100% of the value of its issued and outstanding publicly traded units on October 31, 2006. In 2007, the allowable growth will be 40% of that benchmark; for the remaining three years, the allowable growth will be 20% per annum of that benchmark. These annual growth limits are cumulative and unused amounts can be carried forward within the transition period. Replacing debt that was outstanding as at October 31, 2006 with new equity will not be considered growth for these purposes.

The Fund is currently assessing the proposals and the potential implications to the Fund. It is not currently known when, or in what form, the proposed tax changes will be enacted into law.

Results of Operations

Production Volumes

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Oil (bbl/d)	**2,600**	2,421	7	**2,335**	2,346	-
Natural gas (mmcf/d)	**116.7**	106.4	10	**106.8**	93.2	15
Natural gas liquids (bbl/d)	**3,663**	3,133	17	**3,060**	3,003	2
Oil equivalent (boe/d)	**25,710**	23,288	10	**23,192**	20,876	11
Natural gas % of production	**76%**	76%	-	**77%**	74%	3

Daily production for the fourth quarter averaged 25,710 boe/d, up 10% from the same period last year. This increase was primarily due to the acquisition of Find, which closed on September 6, 2006. The Find assets contributed 18% to fourth quarter 2006 production. Average 2006 daily production was 11% higher than 2005 at 23,192 boe/d. This increase came from the acquisition of Blizzard Energy Inc. ("Blizzard"), which closed on August 2, 2005 and contributed 17% to 2006 volumes. Production growth was partially offset by the natural declines of producing properties, estimated at an average 18% per year, and the disposition of an average 300 boe/d in fourth quarter 2005. Production in 2007 is forecast to average 25,500 to 26,000 boe/d.

Pricing - Including Hedging Activity

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Average prices - including hedging						
Oil ($/bbl)	**$ 56.22**	$ 64.48	(13)	**$ 64.39**	$ 61.78	4
Natural gas ($/mcf)	**$ 7.19**	$ 11.70	(39)	**$ 7.26**	$ 9.13	(20)
Natural gas liquids ($/bbl)	**$ 49.95**	$ 54.83	(9)	**$ 55.77**	$ 50.42	11
Oil equivalent ($/boe)	**$ 45.43**	$ 67.52	(33)	**$ 47.29**	$ 54.96	(14)
Benchmark prices						
WTI (US$/bbl)	**$ 60.21**	$ 60.02	-	**$ 66.22**	$ 56.56	17
AECO natural gas ($/mcf)	**$ 6.36**	$ 11.68	(46)	**$ 6.98**	$ 8.48	(18)

Natural Gas

Shiningbank's realized natural gas price averaged $7.19/mcf for the quarter, 39% lower than fourth quarter 2005. For the full year, the average price was 20% lower at $7.26/mcf. A hedging gain increased the realized gas price by $0.27/mcf for the quarter and $0.16/mcf for the year. In 2005, hedging activity lowered the realized price by $0.36/mcf for the quarter and $0.15/mcf for the year. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices due mainly to a higher than normal heat content in its gas. This premium was reduced in first quarter 2006 due to a rapid decline in daily gas markets to which a portion of Shiningbank's gas is sold. This reduction did not occur during the rest of 2006, but it could re-occur in periods of rapidly weakening daily prices. Natural gas prices have been relatively weak in early 2007 due to a surplus of natural gas in storage, however, pricing is expected to strengthen later in the year with 2007 forward strip prices currently over $8.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.22/bbl, down 13% from fourth quarter 2005. Realized oil prices for the year were $64.39/bbl, 4% higher than in 2005. Hedging had no effect on the price for either time period. This compares with 2005 hedging losses of $1.13/bbl for the quarter and $1.08/bbl for the year.

The benchmark West Texas Intermediate average price in 2006 was consistent with 2005 for the quarter and 17% higher for the year; however, the relative strength of the Canadian dollar reduced the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$64.50/bbl for 2007.

The quarterly average NGL price was 9% lower than in fourth quarter 2005 at $49.95/bbl, and 11% higher for the year at $55.77/bbl. In fourth quarter 2006, the Fund's NGL prices averaged 89% of Edmonton par oil prices, slightly higher than the historical average of 80% due to strong demand for NGL for use as diluent in the transportation of heavy oil. There is no actively traded futures market for NGL, but the Fund expects NGL prices to maintain their historical price relationship to oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are recorded when they are realized and included in oil and natural gas sales, unless a particular hedge is considered ineffective for accounting purposes. Currently, Shiningbank has the following hedging contracts in place, all of which are considered effective for accounting purposes:

Period	Commodity	Volume	Price
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
November 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor $11.50/GJ ceiling
December 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor $9.70/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor $9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $8.70/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor $8.55/GJ ceiling
April 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$6.65/GJ floor $8.55/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor US$75.00/bbl ceiling

Effective January 1, 2007, the Fund adopted new accounting standards issued by the Canadian Institute of Chartered Accountants and thus discontinued the use of hedge accounting, which allowed gains and losses on hedging contracts to be recorded in oil and natural gas sales when they were realized. The new standard will result in outstanding hedging contracts being recorded on the balance sheet at their estimated fair value and subsequently marked-to-market in each reporting period. The gains and losses associated with marking these instruments to market in each period will be recorded in income as a non-cash item until their settlement. This will create some volatility in earnings from period to period. The new accounting standards for financial instruments and hedges are discussed in more detail under "Impact of New Accounting Policies".

Revenues

	Three months ended December 31,				Year ended December 31,			
(000s)	**2006**	**% of Revenue**	2005	% of Revenue	**2006**	**% of Revenue**	2005	% of Revenue
Oil	**$ 13,449**	**12**	$ 14,613	10	**$ 54,879**	**14**	$ 53,830	13
Natural gas	**74,253**	**69**	118,031	82	**276,795**	**69**	315,448	75
Natural gas liquids	**16,836**	**16**	15,803	11	**62,285**	**15**	55,260	13
Other income (loss)	**230**	**-**	(121)	-	**511**	**-**	916	-
Gas hedging	**2,908**	**3**	(3,536)	(3)	**6,326**	**2**	(4,860)	(1)
Oil hedging	**-**	**-**	(251)	-	**-**	**-**	(931)	-
	$ 107,676	**100**	$ 144,539	100	**$ 400,796**	**100**	$ 419,663	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended December 31,	Year ended December 31,
(000s)	**2006/2005**	**2006/2005**
Oil and natural gas liquids		
Volume increase	**$ 3,739**	**$ 793**
Price increase (decrease)	**(3,619)**	**8,212**
Net increase	**$ 120**	**$ 9,005**
Natural gas		
Volume increase	**$ 11,058**	**$ 45,393**
Price decrease	**(48,392)**	**(72,860)**
Net decrease	**$ (37,334)**	**$ (27,467)**

Royalties

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Total royalties, net (000s)	**$ 20,824**	$ 29,154	(29)	**$ 74,230**	$ 88,078	(16)
As a % of revenue	**19.3%**	20.2%	(4)	**18.5%**	21.0%	(12)
Per boe	**$ 8.80**	$ 13.61	(35)	**$ 8.77**	$ 11.56	(24)

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased by 4% in the fourth quarter and 12% for the year due to production from the Sousa area where the Fund has lower royalty rates, combined with several one-time recoveries. The Fund forecasts royalty rates to average 21% for 2007.

Transportation Costs

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Transportation costs (000s)	**$ 1,509**	$ 1,662	(9)	**$ 5,898**	$ 5,304	11
Per boe	**$ 0.64**	$ 0.78	(18)	**$ 0.70**	$ 0.70	-

Transportation costs in the fourth quarter of 2006 decreased 18% on a boe basis from 2005 due to adjustments to prior quarters flowing through fourth quarter 2005. There was no difference between the 2006 and 2005 yearly boe rate. Transportation costs are forecast to average $0.70 to $0.80/boe for 2007.

Operating Costs

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Operating costs (000s)	**$ 20,251**	$ 13,290	52	**$ 70,687**	$ 53,045	33
Per boe	**$ 8.56**	$ 6.20	38	**$ 8.35**	$ 6.96	20

Operating costs on a boe basis increased 38% from fourth quarter 2005 and 20% year over year due to industry cost pressures, higher fuel and power costs together with workover costs at Sousa in the first quarter. Operating costs are forecast to average $7.50 to $7.75/boe in 2007.

Operating Netbacks

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2006**	2005	%	**2006**	2005	%
Natural Gas Wells						
Oil and natural gas sales	**$ 43.45**	$ 69.34	(37)	**$ 45.38**	$ 55.14	(18)
Hedging	**1.29**	(1.81)	171	**0.79**	(0.74)	207
Royalties	**(8.83)**	(13.64)	35	**(8.60)**	(11.52)	25
Transportation costs	**(0.68)**	(0.82)	17	**(0.74)**	(0.74)	-
Operating costs	**(7.71)**	(5.98)	(29)	**(7.71)**	(6.43)	(20)
Operating netbacks	**$ 27.52**	$ 47.09	(42)	**$ 29.12**	$ 35.71	(18)

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2006**	2005	%	**2006**	2005	%
Oil Wells						
Oil and natural gas sales	**$ 55.66**	$ 68.67	(19)	**$ 62.60**	$ 61.99	1
Hedging	**0.26**	(1.28)	120	**0.16**	(1.03)	116
Royalties	**(8.43)**	(13.26)	36	**(11.05)**	(11.95)	8
Transportation costs	**(0.08)**	(0.17)	53	**(0.13)**	(0.17)	24
Operating costs	**(21.60)**	(8.95)	(141)	**(17.26)**	(12.78)	(35)
Operating netbacks	**$ 25.81**	$ 45.01	(43)	**$ 34.32**	$ 36.06	(5)

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2006**	2005	%	**2006**	2005	%
All Wells						
Oil and natural gas sales	**$ 44.20**	$ 69.29	(36)	**$ 46.54**	$ 55.72	(16)
Hedging	**1.23**	(1.77)	169	**0.75**	(0.76)	198
Other income (loss)	**0.10**	(0.06)	267	**0.06**	0.12	(50)
Royalties	**(8.80)**	(13.61)	35	**(8.77)**	(11.56)	24
Transportation costs	**(0.64)**	(0.78)	18	**(0.70)**	(0.70)	-
Operating costs	**(8.56)**	(6.20)	(38)	**(8.35)**	(6.96)	(20)
Operating netbacks	**$ 27.53**	$ 46.87	(41)	**$ 29.53**	$ 35.86	(18)

Total operating netbacks decreased 41% quarter over quarter and 18% for the full year due mainly to lower natural gas prices and higher operating costs. This decrease was partially offset by lower royalty costs.

General and Administrative Costs

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
General and administrative costs (000s)	**$ 6,059**	$ 4,216	44	**$ 13,290**	$ 10,244	30
Per boe	**$ 2.56**	$ 1.97	30	**$ 1.57**	$ 1.34	17
Per average Trust Unit	**$ 0.07**	$ 0.06	17	**$ 0.18**	$ 0.17	6

General and administrative costs increased 30% on a boe basis from fourth quarter 2005 and 17% year over year. The increases reflect higher activity levels related to growth from acquisitions and development activities, higher costs due to added regulatory requirements, and significant pressure on salaries and benefits in a very competitive environment for staff. A one-time increase of $819,000 was recorded in the fourth quarter due to the write-off of transaction costs associated with the termination of the acquisition of Rider. Excluding this one-time cost, general and administrative costs were $2.22/boe (13% higher) for the quarter and $1.47/boe (10% higher) for full year 2006. General and administrative costs for 2007 are forecast to be approximately $1.50 to $1.60/boe.

Interest on Long Term Debt

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Interest on long term debt (000s)	**$ 5,520**	$ 2,031	172	**$ 15,722**	$ 8,423	87
Per boe	**$ 2.33**	$ 0.95	145	**$ 1.86**	$ 1.11	68
Per average Trust Unit	**$ 0.06**	$ 0.03	100	**$ 0.21**	$ 0.14	50

Interest expense per average Trust Unit increased 100% from fourth quarter 2005 and 50% for the year. The increases were due to higher interest rates and higher debt levels resulting from the Find acquisition and an active development program. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for 2007 is forecast to be approximately $2.60 to $2.70/boe.

Depletion, Depreciation and Accretion

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Depletion, depreciation and accretion (000s)	**$ 59,966**	$ 43,915	37	**$ 189,595**	$ 142,370	33
Per boe	**$ 25.35**	$ 20.50	24	**$ 22.40**	$ 18.68	20

Depletion, depreciation and accretion per boe rose 24% for the fourth quarter and 20% for the year. The increases were primarily related to the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005, the acquisition of Blizzard in third quarter 2005, and the acquisition of Find in the third quarter of 2006.

Trust Unit Incentive Compensation

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Trust Unit incentive compensation (000s)	**$ 980**	$ 641	53	**$ 3,836**	$ 2,506	53
Per boe	**$ 0.41**	$ 0.30	37	**$ 0.45**	$ 0.33	36

During 2006, nine new issues aggregating 991,000 Trust Unit rights were granted (2005 – eight issues aggregating 847,500 Trust Unit rights). One new issue of 10,000 Trust Unit rights was granted in fourth quarter 2006 (2005 - none). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total fourth quarter 2006 expense of $980,000 (2005 - $641,000) represented the fair value of Trust Unit rights issued during 2003 through to 2006. During the year, the total expense was $3.8 million (2005 - $2.5 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

In January 2007, the Board of Directors approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee establishes performance measures and the threshold level of performance for performance units ("Performance Units") granted under the plan to become payable. For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's

percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

On January 2, 2007, the Fund granted a total of 136,664 Restricted Units and 122,945 Performance Units. Associated compensation expense will be recorded evenly over the vesting period of the units as a non-cash expense until the vested units are settled.

Internalization of Management Contract

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Internalization of management contract (000s)	**$ 78**	$ 205	(62)	**$ 449**	$ 1,309	(66)
Per boe	**$ 0.03**	$ 0.10	(70)	**$ 0.05**	$ 0.17	(71)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid the former manager fees equal to 3.25% of net operating income, and 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During fourth quarter 2006, $78,000 (2005 - $205,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the year, $449,000 (2005 - $1.3 million) was expensed. During 2007, the remaining balance of $183,000 will be amortized to income.

Taxes

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Capital and large corporations taxes (000s)	**$ 147**	$ 89	65	**$ 224**	$ 885	(75)
Future income tax recovery (000s)	**$ (9,650)**	$ (749)	1,188	**$ (38,902)**	$ (6,737)	477
Per boe	**$ (4.02)**	$ (0.31)	1,197	**$ (4.57)**	$ (0.76)	501

The Fund is obligated to pay provincial capital taxes in its operating entities. Under the Fund's structure, payments are made from Shiningbank Energy Ltd. to the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities. First quarter 2006 provisions for federal large corporations taxes were reversed in the second quarter reflecting recently introduced changes to the Tax Act. Future income tax recoveries were greater mainly due to lower tax rates enacted in the second quarter of 2006.

The following table summarizes an internal estimate of tax pools at December 31, 2006. These are provided for information purposes only, and have not been verified by any government or regulatory body.

Trust tax pools (000s)	$	402,000
Operating entities' tax pools (000s):		
COGPE		22,000
CDE		199,000
CEE		21,000
UCC		204,000
Other		11,000
Total	$	859,000

Earnings

The following table sets out changes in earnings before and after income taxes.

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	**2006**	2005	%
Earnings (loss) before future income taxes (000s)	**$ (7,658)**	$ 49,336	(116)	**$ 26,865**	$ 107,499	(75)
Per Trust Unit - basic	**$ (0.09)**	$ 0.72	(113)	**$ 0.36**	$ 1.80	(80)
- diluted	**$ (0.09)**	$ 0.71	(113)	**$ 0.36**	$ 1.77	(80)
Net earnings (000s)	**$ 1,992**	$ 50,085	(96)	**$ 65,767**	$ 114,236	(42)
Per Trust Unit - basic	**$ 0.02**	$ 0.73	(97)	**$ 0.89**	$ 1.91	(53)
- diluted	**$ 0.02**	$ 0.72	(97)	**$ 0.88**	$ 1.88	(53)

Distributions to Unitholders

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	**2006**	2005	%	**2006**	2005	%
Funds flow from operations	**$ 53,366**	$ 94,181	(43)	**$ 220,745**	$ 252,764	(13)
Capital expenditures	**(30,854)**	(31,350)	(2)	**(131,373)**	(81,772)	61
Asset retirement expenditures	**(477)**	(619)	(23)	**(2,314)**	(1,497)	55
Debt and working capital adjustments	**30,335**	(821)	(3,795)	**125,153**	12,771	880
Distributions to unitholders	**$ 52,370**	$ 61,391	(15)	**$ 212,211**	$ 182,266	16
Distributions per Trust Unit	**$ 0.61**	$ 0.90	(32)	**$ 2.83**	$ 2.97	(5)
Trust Units outstanding, end of period	**85,899**	68,186	26	**85,899**	68,186	26
Payout ratio	**98%**	65%		**96%**	72%	

Total distributions to unitholders for the fourth quarter decreased 15% from the corresponding period in 2005 due to lower commodity prices. The Fund paid out 98% of its funds flow for fourth quarter 2006 and 96% for the year (2005 – 65% fourth quarter, 72% for the year). Accumulated Trust Unit distributions since inception total $902.4 million.

On a per Trust Unit basis, distributions decreased 32% for the fourth quarter and 5% year over year. In fourth quarter 2005, stable production and strong gas prices resulted in monthly distributions per Trust Unit being increased to $0.30 from the $0.23 which had been paid since June 2003. In light of weakening natural gas prices in 2006, monthly distributions per Trust Unit were reduced to $0.25 for the distribution paid on April 15, 2006, and then decreased to $0.23 for the distribution payable on August 15, 2006. In 2007, monthly distributions were reduced again to $0.15 per Trust Unit for the distribution payable on February 15, 2007.

Weak natural gas prices were one factor in the reduction to $0.15 per Trust Unit in 2007; more importantly, the Fund moved to preserve its financial flexibility in light of the dramatic drop in equity markets following the federal government's announcement of its intent to begin to tax income trusts in 2011. Shiningbank's payout ratio has been reduced to 60-65% of estimated 2007 funds flow from its three-year average of 84%. Shiningbank plans to fund substantially all of its 2007 capital program and distributions with internally generated funds flow. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

	Three months ended December 31,			Year ended December 31,		
(000s)	**2006**	2005	%	**2006**	2005	%
Cash flow from operating activities	**$ 91,018**	$ 81,319	12	**$ 198,248**	$ 205,470	(4)
Change in non-cash working capital	**(38,129)**	12,243	(411)	**20,183**	45,797	(56)
Asset retirement expenditures	**477**	619	(23)	**2,314**	1,497	55
Funds flow from operations	**$ 53,366**	$ 94,181	(43)	**$ 220,745**	$ 252,764	(13)

2006 Funds Flow Sensitivities

The estimated sensitivity of funds flow to important variables is shown in the table below.

	($000s)	Per Trust Unit
US$1 per bbl	$ 1,900	$ 0.02
Cdn $0.25 per mcf	$ 9,500	$ 0.11
US$0.01 exchange	$ 1,250	$ 0.01
100 bbl/d	$ 1,600	$ 0.02
1 mmcf/d	$ 1,800	$ 0.02
1% prime rate	$ 4,800	$ 0.06

Income Tax Information

For Canadian unitholders, 85.06% of cash distributions paid by the Fund in 2006 were required to be included in the income of unitholders. The remaining 14.94% was tax deferred representing an adjusted cost base for purposes of calculating capital gains or losses upon disposition of the Trust Units. The following table outlines the breakdown of the taxable and tax deferred portions for each distribution paid in 2006.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable ($ per Trust Unit)	Tax Deferred ($ per Trust Unit)
December 31, 2005	January 15, 2006	$ 0.30	$ 0.2552	$ 0.0448
January 31, 2006	February 15, 2006	0.30	0.2552	0.0448
February 28, 2006	March 15, 2006	0.30	0.2552	0.0448
March 31, 2006	April 15, 2006	0.25	0.2126	0.0374
April 30, 2006	May 15, 2006	0.25	0.2126	0.0374
May 31, 2006	June 15, 2006	0.25	0.2126	0.0374
June 30, 2006	July 15, 2006	0.25	0.2126	0.0374
July 31, 2006	August 15, 2006	0.23	0.1956	0.0344
August 31, 2006	September 15, 2006	0.23	0.1956	0.0344
September 30, 2006	October 15, 2006	0.23	0.1956	0.0344
October 31, 2006	November 15, 2006	0.23	0.1956	0.0344
November 30, 2006	December 15, 2006	0.23	0.1956	0.0344
Total		$ 3.05	$ 2.5943	$ 0.4557

[1] Distributions for income tax purposes are based on cash received during 2006 rather than accrual-based income reported for accounting purposes.

For US unitholders, 79.84% of distributions paid by the Fund in 2006 were taxable.

Unitholders in both Canada and the US should consult tax advisors as to the proper income tax treatment of distributions paid by the Fund.

Annual Financial Information

(000s except per Trust Unit amounts)		2006	2005	2004
Oil and natural gas sales		**$ 400,796**	$ 419,663	$ 307,514
Earnings before future income taxes		**26,865**	107,499	52,607
Per Trust Unit	- basic	**0.36**	1.80	1.01
	- diluted	**0.36**	1.77	0.99
Net earnings		**65,767**	114,236	138,806
Per Trust Unit	- basic	**0.89**	1.91	2.66
	- diluted	**0.88**	1.88	2.61
Total assets		**1,649,012**	1,169,580	826,797
Total long term debt		**430,328**	199,129	182,147
Property acquisitions		**38,035**	28,389	2,615
Corporate acquisitions		**348,753**	256,859	177,067
Capital expenditures		**131,373**	81,772	56,339
Funds flow from operations		**220,745**	252,764	174,878
Per weighted average Trust Unit		**2.98**	4.23	3.35
Distributions to unitholders		**212,211**	182,266	146,360
Per Trust Unit		**2.83**	2.97	2.76
Payout ratio		**96%**	72%	84%
Trust Units outstanding		**85,899**	68,186	54,141
Weighted average		**74,193**	59,711	52,209

Shiningbank's growth has been driven by acquisitions and the subsequent development of the acquired properties. In 2004, the Fund completed the corporate acquisitions of Birchill Resources Ltd. and Good Ridge Explorations Ltd. In 2005, the Fund completed the corporate acquisitions of Blizzard and Outlook. In 2006, the Fund completed the corporate acquisition of Find, its biggest acquisition to date. Such acquisitions add to production volumes, revenues, earnings, assets and undeveloped land. In addition, the Fund's development drilling program is aimed at maintaining stable production by arresting natural production declines.

Revenues and earnings are greatly affected by commodity prices, particularly natural gas prices as 77% of the Fund's 2006 production was natural gas. With such a high weighting to natural gas, the Fund's revenues and earnings closely track changes in natural gas pricing.

In 2004 and again in 2005, the combination of acquisition-driven production growth and high commodity prices led to improved revenues and funds flow. In 2006, production growth was more than offset by lower commodity prices. Net earnings increased as a percentage of revenue in 2004 through the recovery of future income taxes related to the Fund's internal restructuring. This was a one-time recovery and did not affect 2005 or 2006 net earnings.

Quarterly Financial Information

(000s except per Trust Unit amounts)	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Oil and natural gas sales	**$ 107,676**	$ 94,066	$ 93,011	$ 106,043
Earnings (loss) before future income taxes	**(7,658)**	4,177	9,797	20,549
Per Trust Unit - basic	**(0.09)**	0.06	0.14	0.30
- diluted	**(0.09)**	0.06	0.14	0.30
Net earnings	**1,992**	15,677	23,896	24,202
Per Trust Unit - basic	**0.02**	0.21	0.35	0.35
- diluted	**0.02**	0.21	0.35	0.35
Funds flow from operations	**53,366**	51,577	53,349	62,453
Per weighted average Trust Unit	**0.62**	0.71	0.78	0.91
Distributions to unitholders	**52,370**	55,190	49,956	54,695
Per Trust Unit	**0.61**	0.69	0.73	0.80
Payout ratio	**98%**	107%	94%	88%

	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Oil and natural gas sales	$ 144,539	$ 111,763	$ 83,222	$ 80,139
Earnings before future income taxes	49,336	28,259	17,015	12,889
Per Trust Unit - basic	0.72	0.46	0.31	0.24
- diluted	0.71	0.46	0.31	0.23
Net earnings	50,085	30,995	18,781	14,375
Per Trust Unit - basic	0.73	0.51	0.34	0.26
- diluted	0.72	0.50	0.34	0.26
Funds flow from operations	94,181	67,721	46,353	44,509
Per weighted average Trust Unit	1.38	1.11	0.85	0.81
Distributions to unitholders	61,391	45,750	37,628	37,497
Per Trust Unit	0.90	0.69	0.69	0.69
Payout ratio	65%	68%	81%	84%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program, and changes in realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Outlook in second quarter 2005, the acquisition of Blizzard in third quarter 2005, and again with the acquisition of Find in third quarter 2006. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in 2006 was 94%.

Natural gas prices have been volatile through the past eight quarters with a sharp increase in third and fourth quarter 2005, followed by a return to more normal levels in early 2006. Third quarter 2006 natural gas prices declined to four-year lows, but recovered somewhat in fourth quarter 2006. Natural gas prices weakened significantly from late 2005 and through 2006 due to a surplus of natural gas inventories. Oil prices increased substantially in 2005 and early 2006, although prices softened in fourth quarter 2006.

Funds flow was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding. Monthly distributions per Trust Unit decreased 32%, from $0.23 to $0.15 per unit, for the final distribution of the fourth quarter in 2006 based on lower commodity prices, particularly for natural gas, and a change in payout strategy by the Fund as a result of proposed government changes in income tax laws.

Costs of Acquisition and Development Activities

Effective September 6, 2006, Shiningbank acquired Find Energy Ltd. ("Find") for consideration of $348.8 million, funded through the issuance of 17,260,137 Trust Units and the assumption of $61.2 million of net debt.

A total of $30.9 million was spent on drilling and new facilities during fourth quarter 2006 and $131.4 million for the full year, compared with $31.4 million and $81.8 million, respectively, for the same

periods in 2005. A total of 275 wells (106.3 net) were drilled in the 2006, of which 238 (92.8 net) were successful gas wells, 30 (7.1 net) were successful oil wells and seven (6.4 net) were dry and abandoned.

Funds flow contributed $8.5 million of the yearly expenditures, with the balance funded by bank debt and proceeds from the Fund's Distribution Reinvestment Plan ("DRIP"). The fourth quarter expenditures were funded substantially by bank debt, proceeds from the DRIP and working capital drawdown.

In 2007, the Fund plans to spend approximately $110 to $120 million on drilling, tie-ins, new facilities and maintenance capital. Under the Fund's new distribution policy, it is expected that substantially all of these capital expenditures will be funded through funds flow.

Net Asset Value

	Discount factor		
(000s except per Trust Unit amounts)	8%	10%	12%
Present value of reserves[1]			
Proved	$ 1,283,847	$ 1,191,546	$ 1,113,415
Probable	504,674	433,274	377,164
Undeveloped lands	110,375	110,375	110,375
Working capital deficiency	(19,788)	(19,788)	(19,788)
Total assets	1,879,108	1,715,407	1,581,166
Long term debt	(430,328)	(430,328)	(430,328)
Net asset value	$ 1,448,780	$ 1,285,079	$ 1,150,838
Trust Units outstanding at December 31, 2006	85,899	85,899	85,899
Net asset value per Trust Unit at December 31, 2006	$ 16.87	$ 14.96	$ 13.40

[1] The present value of reserves is based on the reserves estimates prepared by Paddock Lindstrom & Associates Ltd. in their December 31, 2006 evaluation using forecast price and cost assumptions in accordance with NI 51-101.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Capital expenditures and smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the DRIP. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions and capital expenditures. When the proceeds of an equity issue are greater than capital expenditures and acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 12 public equity issues have been completed, all in conjunction with a major acquisition. These acquisitions and strong commodity prices have led to steady accretion in value to unitholders. While the issue of new equity has the potential to dilute existing unitholders, over time, that has not been the case. This is evident in the growth of the Net Asset Value ("NAV") per unit. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2006, the NAV was $14.96 per unit, discounted at 10%, despite payment of over $25 per unit in distributions since 1996. That level of per unit growth indicates that unitholders have not been diluted.

In its December 21, 2006 press release, the federal government provided guidance on "normal growth" for trusts over the next four years. Under the guidance, normal growth will be assessed based on an October 31, 2006 market capitalization benchmark. Over the four-year transition period, a trust's allowable growth will be 100% of the value of its issued and outstanding publicly traded units on October 31, 2006. In 2007, the allowable growth will be 40% of that benchmark; for the remaining three years, the allowable growth will be 20% per annum of that benchmark. These annual growth limits will be cumulative and therefore unused amounts can be carried forward and used in subsequent periods within the transition period. Replacing debt that was outstanding as at October 31, 2006 with new equity will not be considered growth for these purposes. Therefore, based on Shiningbank's market capitalization of approximately $1.7 billion, and outstanding debt on October 31, 2006 of $373 million, the Fund could conceivably issue as much as $2.1 billion in new equity over the next four years.

While these guidelines are unlikely to affect the Fund's ability to raise the capital required to maintain and grow its existing operations during the transition period, the federal government's Trust Taxation Proposal has increased the Fund's cost of capital and may affect its ability to undertake more significant acquisitions in the future.

It is not known at this time when the Trust Taxation Proposal will be enacted by Parliament, or whether it will be enacted in the form currently proposed.

Long Term Debt

The Fund currently has a $480 million revolving credit facility, which was increased from $365 million in September 2006, of which $430.3 million was drawn at December 31, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with quarterly principal payments, if necessary, commencing on July 26, 2007. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.45% (reduced from 0.95% in December 2006), depending on the Fund's total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to cash flow ratio at year end was 1.9:1.

Unitholders' Equity

In third quarter 2006, the Fund issued 17,260,137 Trust Units for a total of $347.1 million to Find shareholders as part of the Find acquisition. An additional 160,657 Trust Units were issued during the fourth quarter (452,371 - full year 2006) under the Trust Unit Rights Incentive Plan, the DRIP and on the conversion of Exchangeable Shares.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of February 27, 2007, the Fund had 85,943,397 Trust Units, 196,491 non-escrowed Exchangeable Shares and 75,775 escrowed Exchangeable Shares outstanding. The remaining Exchangeable Shares held in escrow will be released in October 2007. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2006, the exchange rate was 1.58724 Trust Units for each Exchangeable Share.

Future Growth

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition and development opportunities and selects those it believes to be accretive for such parameters as funds flow, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has a revolving credit facility with a syndicate of Canadian chartered banks, which provides sufficient debt capital to complete all but the largest acquisitions. However, Shiningbank's governing documents restrict

debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow.

Based on the "normal growth" guidelines discussed previously in the Liquidity and Capital Resources section, the Fund could issue up to $2.1 billion in Trust Units between now and December 31, 2010. Since its inception in 1996, the Fund has issued approximately $1.3 billion in equity to fund the growth and maintenance of existing operations. As noted previously, while it is unlikely these guidelines will affect the Fund's ability to raise the capital required to maintain and grow its existing operations during the transition period, they have adversely affected its cost of capital and may affect the Fund's ability to undertake more significant acquisitions in the future.

Contractual Obligations

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	**$ 430,328**	$ -	$ 430,328	$ -	$ -
Operating leases	**10,243**	2,727	5,648	1,868	-
Pipeline transportation	**2,430**	1,209	1,221	-	-
Total obligations	**$ 443,001**	$ 3,936	$ 437,197	$ 1,868	$ -

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the DRIP, debt financing and periodic equity financing.

Impact of New Accounting Policies

Effective January 1, 2007, the Fund adopted a series of new standards released by the Canadian Institute of Chartered Accountants, which establish guidance for the recognition and measurement of financial instruments. Section 1530 "Comprehensive Income, Section 3855 "Financial Instruments – Recognition and Measurements", and Section 3865 "Hedges" were released in April 2005 and are effective for interim and annual financial statement years beginning on or after October 1, 2006. To accommodate these new sections, there have been a number of amendments to other existing accounting standards. These new standards require that all financial instruments within scope, including derivatives, be included on the balance sheet and measured either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. These standards also specify when gains and losses as a result of changes in fair value are to be recognized in net income or other comprehensive income. Future reporting periods will be impacted by these standards and the resulting impacts will be assessed at that time.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its petroleum and natural gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates

of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers and the Environment, Health, Safety and Reserve Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligations

The Fund's estimated asset retirement obligations are based on estimated timing and costs to abandon and restore properties and facilities.

Related Party Transactions

During 2006, Shiningbank incurred $959,000 for legal services (2005 - $1.0 million) provided by a firm in which a current director is a partner, $674,000 of which was outstanding at December 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Fund is accumulated and communicated to the Fund's management as appropriate to allow timely decisions regarding required disclosure. The Fund's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2006, that the Fund's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Fund, including its consolidated subsidiaries, is made known to them by others within those entities.

Changes in Internal Control over Financial Reporting

No changes were made in the Fund's internal control over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

Business Risks

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

Market Risks

Commodity Prices

The primary risk to funds flow and therefore, distributions, is fluctuations in oil and natural gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize short-term distributions, or to improve the economics of an acquisition, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree, natural gas are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may depend on the strength of the Canadian dollar relative to the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

Environmental Risks

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

Political and Legal Risks

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure;
- Changes in income tax laws, including the Trust Taxation Proposal, which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and
- Changes in law that affect the price or ownership of oil and gas reserves and production.

Operating Risks

Field Operations

Oil and gas production activities carry a number of inherent risks including: production risks related to the ability to produce and process crude oil and natural gas from existing wells; the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace production and maintain reserves; risks of environmental damage; and risks to the safety of its employees, contractors and the public.

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policies related to health and safety, and minimizing impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $25 million require Board of Directors' review and approval.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator

SHININGBANK
Energy Income Fund

March 1, 2007 TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy Announces 2006 Reserve Information

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank"), today announced the results of its December 31, 2006 independent reserves evaluation. The evaluation was conducted by Paddock Lindstrom & Associates Ltd. ("PLA") effective December 31, 2006 and prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

2006 HIGHLIGHTS

- Increased proved plus probable reserves by 13% and proved reserves by 10% through acquisition and development in 2006;
- Proved producing reserves constitute 89% of total proved reserves and total proved reserves equate to 62% of total proved plus probable reserves;
- Shiningbank replaced 228% of 2006 production with new reserves acquired or developed in the year, bringing cumulative replacement to 265% of production over the life of the Fund; and
- On the basis of proved plus probable reserves:
    - Finding and development costs for the year aggregated $22.87 per barrel of oil equivalent ("boe") bringing the three year average finding and development costs to $14.29 per boe;
    - The finding and development cost recycle ratio for 2006, based on an operating netback of $29.53 per boe was 1.3 to 1; and
    - The Fund's reserve life index ("RLI") stands at 9.8 years based on estimated 2007 production. Shiningbank's RLI has fluctuated between 9.7 and 10.1 years over the past five years.

Finding and Development Program

Shiningbank's 2006 development program, which totaled $131.4 million, focused on two main areas:

Sousa

The Fund spent approximately $43.7 million on the Sousa Bluesky gas property to drill 78 gross (74.3 net) wells (97% success rate) and successfully filled the gas plant. Approximately 4.5 mmcf/d of initial gas deliverability was added in April 2006 and existing proved non-producing and probable reserves were re-categorized as proved producing at year-end. Only minor incremental proved non-producing and probable reserves were booked as a result of the drilling program. Although the economics of this program remain very positive, because no material reserves were added, the finding and development costs per barrel of reserves distort the overall corporate results.

West-Central Alberta / Peace River Arch

The Fund spent approximately $87.7 million, adding 5.7 million barrels of oil equivalent proved plus probable reserves and generating proved plus probable finding and development costs of $15.27/boe, excluding future development costs, and $19.16/boe including future development costs. Approximately 197 gross (32 net) wells were drilled with an 86% success ratio.

Corporate finding and development costs for 2006 therefore averaged $22.87/boe excluding future development costs and $21.19/boe including future development costs on a proved plus probable basis.

Shiningbank's 2007 capital program is estimated at $110 to $120 million and will be focused in the following areas:

- West-Central Alberta 60%
- Peace River Arch 25%
- Other 15%

Reserves Details

The following tables summarize the independent reserve estimates and values at December 31, 2006:

Summary of Oil and Gas Reserves - Forecast Prices and Costs

	Reserves (Company Interest)[2]				
	Oil (mbbl)	Natural Gas (bcf)	NGL (mbbl)	2006 Oil Equivalent (mboe)[1]	2005 Oil Equivalent (mboe)[1]
Proved					
Developed Producing	4,479	234.6	7,439	51,023	45,352
Developed Non-Producing	285	20.2	600	4,258	3,167
Undeveloped	130	9.9	418	2,202	3,971
Total Proved	4,893	264.8	8,457	57,483	52,490
Probable	2,977	160.6	5,087	34,828	29,068
Total Proved plus Probable	7,870	425.4	13,544	92,311	81,558

Value of Reserves using Forecast Prices and Costs[3]

	Discount factor				
($Millions)	0%	5%	10%	12%	15%
Present value of reserves					
Proved Developed Producing	$ 1,736	$ 1,326	$ 1,090	$ 1,021	$ 935
Proved Developed Non-Producing	133	94	74	68	62
Proved Undeveloped	61	40	28	24	20
Total Proved	1,929	1,459	1,192	1,113	1,016
Probable	1,197	657	433	377	313
Total Proved plus Probable	$ 3,126	$ 2,117	$ 1,625	$ 1,491	$ 1,329

The following table outlines the reconciliation of changes in company interest reserves estimates for the period December 31, 2005 to December 31, 2006.

Reserves Reconciliation

	Reserves (Company Interest)[2]			
	Oil (mbbl)	Natural Gas (bcf)	NGL (mbbl)	Oil Equivalent (mboe)[1]
Total Proved				
December 31, 2005	4,864	240.7	7,512	52,490
Acquisitions	514	43.0	1,583	9,265
Dispositions	-	-	-	-
Extensions	-	2.8	79	538
Discoveries	554	9.9	275	2,485
Technical revisions and economic factors	(186)	7.4	124	1,169
Production	(852)	(39.0)	(1,117)	(8,465)
December 31, 2006	4,893	264.8	8,457	57,483
Total Proved plus Probable				
December 31, 2005	7,451	373.5	11,857	81,558
Acquisitions	743	62.8	2,368	13,571
Dispositions	-	-	-	-
Extensions	165	14.6	402	3,004
Discoveries	805	10.4	200	2,741
Technical revisions and economic factors	(441)	3.1	(166)	(97)
Production	(852)	(39.0)	(1,117)	(8,465)
December 31, 2006	7,870	425.4	13,544	92,311

Notes to tables:

1. Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.
2. Company interest includes working interest plus royalty interests attributable to the Fund.
3. The present value of reserves is net of estimated future capital expenditures, royalty burdens, operating costs and abandonment costs, but prior to any provision for general and administrative expenses. It should not be assumed that present value is representative of the fair market value of the assets. Present value is based on PLA's escalated price forecast as of December 31, 2006, which assumes a base 2007 oil price of US$61.00/bbl and an Alberta natural gas reference price of C$7.12/mmbtu.

Finding, Development and Acquisition ("FD&A") Costs

Under NI 51-101, the methodology to be used to calculate FD&A costs includes changes in future development costs. For completeness, Shiningbank has presented FD&A costs both including and excluding such costs. The following table sets out the finding and development costs, acquisition costs and aggregate FD&A costs for the year for both proved and proved plus probable reserves together with comparative figures for prior years and the three year average costs.

Proved plus probable	2006	2005	2004	Three year costs
Finding and development costs				
Development expenditures (000s)	$ 131,373	$ 81,772	$ 56,339	$ 269,484
Change in future development costs (000s)	$ (9,654)	$ 67,332	$ (13,230)	$ 101,598
Reserve additions from development (mboe)	5,745	7,369	5,746	18,860
Finding and development costs per boe				
Excluding future development costs	$ 22.87	$ 11.10	$ 9.80	$ 14.29
Including future development costs	$ 21.19	$ 20.23	$ 7.50	$ 19.68
Acquisition costs				
Acquisition costs (000s)	$ 447,972	$ 329,996	$ 184,828	$ 962,796
Future development costs from acquisitions (000s)	$ 11,530	$ 45,620	$ 28,877	$ 86,027
Reserves added by acquisition (mboe)	13,571	13,900	16,564	44,035
Acquisition costs per boe				
Excluding future development costs	$ 33.01	$ 23.74	$ 11.16	$ 21.86
Including future development costs	$ 33.86	$ 27.02	$ 12.90	$ 23.82
FD&A costs				
Acquisition and development costs (000s)	$ 579,345	$ 411,768	$ 241,167	$1,232,280
Change in total future development costs (000s)	$ 1,876	$ 112,952	$ 15,647	$ 187,625
Total reserves added (mboe)	19,316	21,269	22,310	62,895
FD&A costs per boe				
Excluding future development costs	$ 29.99	$ 19.36	$ 10.81	$ 19.59
Including future development costs	$ 30.09	$ 24.67	$ 11.51	$ 22.58